Unaudited Condensed Interim

Consolidated Financial Statements

For the three months

ended

March 31, 2025

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars)

		March 31,	December 31,
		2025	2024
	Notes	$	$

Assets

Current assets

Cash	3	63,070	59,096
Amounts receivable		2,773	3,106
Other assets		1,511	1,612
		67,354	63,814

Non-current assets

Investments in associates	4	40,086	43,262
Other investments	5	85,403	74,043
Royalty, stream and other interests	6	1,112,393	1,113,855
Goodwill		77,353	77,284
Other assets		6,140	5,376
		1,388,729	1,377,634

Liabilities

Current liabilities

Accounts payable and accrued liabilities		3,923	5,331
Dividends payable		8,457	8,433
Lease liabilities		1,132	852
		13,512	14,616

Non-current liabilities

Lease liabilities		4,539	3,931
Long-term debt	7	74,346	93,900
Deferred income taxes		82,438	76,234
		174,835	188,681

Equity

Share capital	8	1,680,514	1,675,940
Contributed surplus		65,003	63,567
Accumulated other comprehensive loss		(139,637)	(141,841)
Deficit		(391,986)	(408,713)
		1,213,894	1,188,953
		1,388,729	1,377,634

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
2

Osisko Gold Royalties Ltd Consolidated Statements of Income For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

		2025	2024
	Notes	$	$
			Restated (Note 2)

Revenues	10	54,916	45,047

Cost of sales	10	(1,619)	(1,359)
Depletion	10	(7,744)	(8,546)
Gross profit		45,553	35,142

Other operating expenses
General and administrative		(4,959)	(4,544)
Business development		(2,079)	(1,011)
Operating income		38,515	29,587
Interest income		598	934
Finance costs		(1,730)	(2,767)
Foreign exchange gain (loss)		160	(2,411)
Share of loss of associates		(3,752)	(10,053)
Other (losses) gains, net	10	(286)	1,737
Earnings before income taxes		33,505	17,027
Income tax expense		(7,865)	(5,858)
Net earnings		25,640	11,169

Net earnings per share
Basic and diluted	11	0.14	0.06

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
3

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars)

	2025	2024
	$	$
		Restated (Note 2)

Net earnings	25,640	11,169

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income
Changes in fair value of financial assets at fair value through other comprehensive income	386	1,676
Income tax effect	161	(234)
Share of other comprehensive loss of associates	(169)	(211)

Items that may be reclassified to the consolidated statement of income
Currency translation adjustments	887	(16,383)
Share of other comprehensive income (loss) of associates	700	(1,797)
Other comprehensive income (loss)	1,965	(16,949)

Comprehensive income (loss)	27,605	(5,780)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
4

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars)

		2025	2024
	Notes	$	$
			Restated (Note 2)
Operating activities
Net earnings		25,640	11,169
Adjustments for:
Share-based compensation		2,089	1,567
Depletion and amortization		8,032	8,790
Changes in expected credit loss of other investments		-	(1,399)
Share of loss of associates		3,752	10,053
Change in fair value of financial assets at fair value through profit and loss		286	(338)
Foreign exchange (gain) loss		(92)	2,437
Deferred income tax expense		7,242	5,463
Other		104	116
Net cash flows provided by operating activities before changes in non-cash working capital items		47,053	37,858
Changes in non-cash working capital items	12	(974)	(496)
Net cash flows provided by operating activities		46,079	37,362

Investing activities
Acquisitions of short-term investments		-	(667)
Acquisitions of investments		(11,364)	-
Proceeds from disposal of investments		-	3,847
Acquisitions of royalty and stream interests		(5,285)	-
Other		(17)	(3)
Net cash flows (used in) provided by investing activities		(16,666)	3,177

Financing activities
Increase in long-term debt		10,437	-
Repayment of long-term debt		(30,000)	(32,394)
Exercise of share options and shares issued under the share purchase plan		2,587	3,609
Dividends paid		(7,610)	(7,680)
Withholding taxes on settlement of restricted and deferred share units		(653)	(2,204)
Other		(210)	(288)
Net cash flows used in financing activities		(25,449)	(38,957)

Increase in cash before effects of exchange rate changes		3,964	1,582
Effects of exchange rate changes on cash		10	(682)
Net increase in cash		3,974	900
Cash - beginning of period		59,096	51,204
Cash - end of period	3	63,070	52,104

Additional information on the consolidated statements of cash flows is presented in Note 12.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
5

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the three months ended March 31, 2025
(tabular amounts expressed in thousands of U.S. dollars)

	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		loss (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2025	186,679,202	1,675,940	63,567	(141,841)	(408,713)	1,188,953

Net earnings	-	-	-	-	25,640	25,640
Other comprehensive income	-	-	-	1,965	-	1,965
Comprehensive income	-	-	-	1,965	25,640	27,605
			.	.	.
Dividends declared	-	-	-	-	(8,475)	(8,475)
Shares issued - Dividends reinvestment plan	45,878	835	-	-	-	835
Shares issued - Employee share purchase plan	3,679	67	-	-	-	67
Share options - Share-based compensation	-	-	263	-	-	263
Share options exercised	269,066	3,228	(686)	-	-	2,542
Restricted share units to be settled in common shares:
Share-based compensation	-	-	1,611	-	-	1,611
Settlements	27,519	356	(703)	-	(150)	(497)
Income tax impact	-	-	608	-	-	608
Deferred share units to be settled in common shares:
Share-based compensation	-	-	215	-	-	215
Settlements	6,980	88	(195)	-	(49)	(156)
Income tax impact	-	-	323	-	-	323
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	239	(239)	-
Balance - March 31, 2025	187,032,324	1,680,514	65,003	(139,637)	(391,986)	1,213,894

(i) As at March 31, 2025, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statements of income amounting to ($12.1) million and items that may be recycled to the consolidated statements of income amounting to ($127.5) million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the three months ended March 31, 2024
(tabular amounts expressed in thousands of U.S. dollars)

	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		loss (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2024 (restated - Note 2)	185,346,524	1,658,908	62,331	(84,816)	(388,492)	1,247,931

Net earnings	-	-	-	-	11,169	11,169
Other comprehensive loss	-	-	-	(16,949)	-	(16,949)
Comprehensive (loss) income	-	-	-	(16,949)	11,169	(5,780)

Dividends declared	-	-	-	-	(8,271)	(8,271)
Shares issued - Dividends reinvestment plan	42,011	565	-	-	-	565
Shares issued - Employee share purchase plan	4,203	61	-	-	-	61
Share options - Share-based compensation	-	-	455	-	-	455
Share options exercised	358,457	4,512	(939)	-	-	3,573
Restricted share units to be settled in common shares:
Share-based compensation	-	-	936	-	-	936
Settlement	133,796	1,260	(2,469)	-	(677)	(1,886)
Income tax impact	-	-	(41)	-	-	(41)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	176	-	-	176
Settlement	19,351	201	(437)	-	(92)	(328)
Income tax impact	-	-	194	-	-	194
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	36	(36)	-
Balance - March 31, 2024	185,904,342	1,665,507	60,206	(101,729)	(386,399)	1,237,585

(i) As at March 31, 2024, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statements of income amounting to ($6.5) million and items that may be recycled to the consolidated statements of income amounting to ($95.2) million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
7

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's main asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

2. Material accounting policy information

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2024 and 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year. The Board of Directors approved these condensed interim consolidated financial statements for issue on May 7, 2025.

The financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the full year. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

Change in presentation currency

During the year ended December 31, 2024, the Company elected to change its presentation currency from Canadian dollars ("C$") to U.S. dollars. The change in presentation currency is to improve investors and other stakeholders' ability to compare the Company's financial results with other precious metals royalty and streaming companies, who mostly report their results in U.S. dollars.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company's presentation currency and, accordingly, the comparative figures for 2024 have been restated (including in the notes to the consolidated financial statements).

8

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2. Material accounting policy information (continued)

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2025. These standards, interpretations to existing standards and amendments, other than IFRS 18 Presentation and Disclosure in Financial Statements and the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Amendments - IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Critical accounting estimates and significant judgements

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The areas of judgement and estimation are consistent with those reported in the annual consolidated financial statements for the years ended December 31, 2024 and 2023.

9

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3. Cash

As at March 31, 2025 and December 31, 2024, the consolidated cash position was as follows:

	March 31,	December 31,
	2025	2024
	$	$

Cash held in U.S. dollars	52,159	48,223
Cash held in Canadian dollars (i)	10,911	10,873
Total cash	63,070	59,096

(i) Cash held in Canadian dollars amounted to C$15.7 million as at March 31, 2025 (C$15.6 million as at December 31, 2024).

4. Investments in associates

	Three months ended	Year ended
	March 31, 2025	December 31, 2024
	$	$

Balance - Beginning of period	43,262	87,444
Share of loss, net (i)	(3,752)	(30,025)
Share of other comprehensive income, net	531	463
Net loss on ownership dilution (ii)	-	(9,300)
Foreign exchange revaluation impact	45	(5,320)
Balance - End of period	40,086	43,262

(i) The net share of income or loss is adjusted to the extent that management is aware of material events that affect the associates' net income or loss during the period where earnings in equity accounted for investments are recorded on up-to a 3-month lag basis, which is the case for the investment in Osisko Development Corp. ("Osisko Development").

(ii) In October and November 2024, Osisko Development completed private and brokered placements, which reduced the ownership percentage from 39.7% to 24.4% and resulted in a loss on dilution of $9.3 million.

10

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Other investments

	Three months ended	Year ended
	March 31, 2025	December 31, 2024
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	6,548	6,766
Change in fair value	(286)	343
Foreign exchange revaluation impact	6	(561)
Balance - End of period	6,268	6,548

Fair value through other comprehensive loss (common shares)
Balance - Beginning of period	55,313	63,569
Acquisitions	10,564	-
Change in fair value	386	(4,778)
Disposals	-	(2,448)
Foreign exchange revaluation impact	(110)	(1,030)
Balance - End of period	66,153	55,313

Amortized cost (notes)
Balance - Beginning of period	12,182	-
Acquisitions	800	-
Repayments	-	(1,399)
Change in allowance for expected credit loss and write-offs	-	1,399
Reclassification from short-term investments (i)	-	12,182
Balance - End of period	12,982	12,182
Total	85,403	74,043

(i) During the year 2024, the Company advanced additional funds to an associate. Following signature of a term sheet with the associate (subject to closing conditions), the carrying value of the loan ($12.2 million) was reclassified to other investments as the repayment terms are not expected to be within the next 12 months. The note receivable is secured by the assets of the associate.

Other investments comprise common shares, warrants and convertible instruments, mostly from companies publicly traded in Canada and in the United States of America, as well as loans receivable (notes) from certain associates (private companies), which were partially provisioned as at March 31, 2025 and December 31, 2024.

11

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6. Royalty, stream and other interests

		Three months ended March 31, 2025
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	637,413	465,671	10,771	1,113,855
Additions	5,285	-		5,285
Depletion	(2,710)	(5,034)	-	(7,744)
Foreign exchange revaluation impact	934	63	-	997

Balance - March 31	640,922	460,700	10,771	1,112,393

Producing
Cost	390,882	561,850	-	952,732
Accumulated depletion and impairment	(306,524)	(228,403)	-	(534,927)
Net book value - March 31	84,358	333,447	-	417,805

Development
Cost	353,098	160,039	20,842	533,979
Accumulated depletion and impairment	(68,894)	(58,531)	(20,842)	(148,267)
Net book value - March 31	284,204	101,508	-	385,712

Exploration and evaluation
Cost	279,931	26,268	10,771	316,970
Accumulated depletion and impairment	(7,571)	(523)	-	(8,094)
Net book value - March 31	272,360	25,745	10,771	308,876

Total net book value - March 31	640,922	460,700	10,771	1,112,393

12

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6. Royalty, stream and other interests (continued)

		Year ended December 31, 2024
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	695,356	468,171	10,771	1,174,298
Additions	50,121	23,328	-	73,449
Depletion	(12,208)	(20,399)	-	(32,607)
Impairments	(49,558)	-	-	(49,558)
Foreign exchange revaluation impact	(46,298)	(5,429)	-	(51,727)

Balance - December 31	637,413	465,671	10,771	1,113,855

Producing
Cost	390,283	561,690	-	951,973
Accumulated depletion and impairments	(303,757)	(223,253)	-	(527,010)
Net book value - December 31	86,526	338,437	-	424,963

Development
Cost	352,216	160,017	20,842	533,075
Accumulated depletion and impairments	(68,832)	(58,531)	(20,842)	(148,205)
Net book value - December 31	283,384	101,486	-	384,870

Exploration and evaluation
Cost	274,874	26,271	10,771	311,916
Accumulated depletion and impairments	(7,371)	(523)	-	(7,894)
Net book value - December 31	267,503	25,748	10,771	304,022

Total net book value - December 31	637,413	465,671	10,771	1,113,855

13

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7. Long-term debt

	March 31,	December 31,
	2025	2024
	$	$

Balance - Beginning of period	93,900	145,080
Increase in revolving credit facility	10,437	35,000
Repayment of revolving credit facility	(30,000)	(84,721)
Foreign exchange revaluation impact	9	(1,459)
Balance - End of period	74,346	93,900
Current portion	-	-
Non-current portion	74,346	93,900
	74,346	93,900

Revolving credit facility

A total amount of C$550.0 million ($382.6 million) is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to C$200.0 million ($139.1 million).

The maturity date of the Facility is April 30, 2028 and the uncommitted accordion is subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests, and is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. As at March 31, 2025, the effective interest rate on the drawn balance was 5.3%, including the applicable margin.

The Facility includes quarterly covenants that require the Company to maintain certain financial ratios, including leverage ratios, and to meet certain non-financial requirements. As at March 31, 2025, all such ratios and requirements were met.

8. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

187,032,324 common shares

Normal Course Issuer Bid

In December 2024, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,331,275 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2024 NCIB program are authorized from December 12, 2024 until December 11, 2025. Daily purchases will be limited to 73,283 common shares, other than block purchase exemptions.

During the three months ended March 31, 2025, the Company did not purchase any common shares under the NCIB program.

14

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8. Share capital (continued)

Dividends

On February 19, 2025, the Board of Directors declared a quarterly dividend of C$0.065 per common share paid on April 15, 2025 to shareholders of record as of the close of business on March 31, 2025. Total dividends payable amounted to $8.5 million, including $0.9 million payable in shares through the dividend reinvestment program (43,289 common shares were issued on April 15, 2025 at a discount rate of 3%).

9. Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Three months ended March 31, 2025		Year ended December 31, 2024
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		C$		C$
Balance - Beginning of period	2,452,542	15.41	3,122,006	14.50
Granted	-	-	287,300	18.72
Exercised	(269,066)	13.59	(956,758)	13.44
Forfeited / Cancelled	(6,666)	18.61	-	-
Expired	-	-	(6)	13.93
Balance - End of period	2,176,810	15.62	2,452,542	15.41
Options exercisable - End of period	1,657,342	15.12	1,703,943	14.51

The weighted average share price when share options were exercised during the three months ended March 31, 2025 was C$27.54 (C$23.59 for the year ended December 31, 2024).

The following table summarizes the share options outstanding as at March 31, 2025:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
C$		C$			C$
12.70 - 14.50	1,208,543	13.54	1.3	1,042,776	13.43
15.97 - 22.20	968,267	18.22	3.5	614,566	18.00
	2,176,810	15.62	2.3	1,657,342	15.12

15

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9. Share-based compensation (continued)

Share options (continued)

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2025, the total share-based compensation related to share options amounted to $0.3 million ($0.5 million during the three months ended March 31, 2024).

Deferred and restricted share units

The Company offers a deferred share unit ("DSU") plan and a restricted share unit ("RSU") plan, which allow DSUs and RSUs to be granted to directors, officers and/or employees as part of their long-term compensation package.

The following table summarizes information about the DSUs and RSUs movements:

	Three months ended March 31, 2025		Year ended December 31, 2024
	DSUs (i)	RSUs (ii)	DSUs (i)	RSUs (ii)

Balance - Beginning of period	435,505	742,202	414,278	717,105
Granted	-	333,100	70,440	308,000
Reinvested dividends	1,056	1,792	4,578	8,247
Settled	(15,381)	(54,407)	(42,095)	(272,160)
Forfeited	-	-	(11,696)	(18,990)
Balance - End of period	421,180	1,022,687	435,505	742,202
Balance - Vested	366,789	-	381,246	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSUs vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The accounting value of the payout is determined by multiplying the number of DSUs expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date, and is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

16

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) One half of the RSUs is time-based (the "time-based RSUs") and the other half is time-based and depends on the achievement of certain performance measures (the "performance-based RSUs"). The time-based RSUs granted prior to 2024 vest and are payable three years after the grant date. The time-based RSUs granted in 2024 and 2025 vest and are payable in three equal tranches at each anniversary of the grant date. The performance-based RSUs vest and are payable three years after the grant date. The RSUs are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The accounting value of the payout is determined by multiplying the number of RSUs expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date, and is recognized over the vesting period and adjusted for the performance-based components, when applicable. On the settlement date, one common share is issued for each vested RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities. The RSUs granted in the first three months of 2025 have a weighted average value of C$26.46 per RSU (the RSUs granted in 2024 had a weighted average value of C$18.79 per RSU).

The total share-based compensation expense related to the DSU and RSU plans for the three months ended March 31, 2025 amounted to $1.8 million ($1.1 million for the three months ended March 31, 2024).

Based on the closing price of the common shares at March 31, 2025 ($21.12 or C$30.37), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested DSUs and RSUs to be settled in equity amounts to $4.1 million ($3.7 million as at December 31, 2024) and to $16.3 million based on all DSUs and RSUs outstanding ($11.4 million as at December 31, 2024).

10. Additional information on the consolidated statements of income

	2025	2024
	$	$
Revenues
Royalty interests	36,790	33,029
Stream interests	18,126	12,018
	54,916	45,047

Cost of sales
Royalty interests	145	78
Stream interests	1,474	1,281
	1,619	1,359

Depletion
Royalty interests	2,710	4,104
Stream interests	5,034	4,442
	7,744	8,546

Other (losses) gains, net
Change in fair value of financial assets at fair value through profit and loss	(286)	338
Change in allowance for expected credit loss of other investments	-	1,399
	(286)	1,737

17

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11. Net earnings per share

	2025	2024
	$	$

Net earnings	25,640	11,169

Basic weighted average number of common shares outstanding (in thousands)	186,979	185,761
Dilutive effect of share options	1,009	728
Dilutive effect of RSUs and DSUs	437	381
Diluted weighted average number of common shares	188,425	186,870

Net earnings per share
Basic and diluted	0.14	0.06

For the three months ended March 31, 2024, 0.6 million share options were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

12. Additional information on the consolidated statements of cash flows

	2025	2024
	$	$

Interest received	590	1,166
Interest paid on long-term debt	1,725	2,607
Income taxes paid	623	395

Changes in non-cash working capital items
Decrease in amounts receivable	333	1,642
Decrease in other current assets	101	296
Decrease in accounts payable and accrued liabilities	(1,408)	(2,434)
	(974)	(496)

18

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			March 31, 2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$

Recurring measurements
Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	6,260	6,260
Other minerals	7	-	1	8
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded mining companies
Precious metals	14,525	-	138	14,663
Other minerals (ii)	51,490	-	-	51,490
	66,022	-	6,399	72,421

			December 31, 2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$

Recurring measurements
Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining companies
Precious metals	-	-	6,534	6,534
Other minerals	11	-	3	14
Financial assets at fair value through other comprehensive (loss) income (i)
Equity securities
Publicly traded mining companies
Precious metals	1,822	-	138	1,960
Other minerals (ii)	53,353	-	-	53,353
	55,186	-	6,675	61,861

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

(ii) Equity securities classified under other minerals are mostly related to copper.

19

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13. Fair value of financial instruments (continued)

During the three months ended March 31, 2025 and 2024, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the three months ended March 31, 2025 and 2024:

	2025	2024
	$	$

Balance - January 1	6,675	6,883
Change in fair value - investments held at the end of the period (i)	(286)	316
Foreign exchange revaluation impact	10	(163)
Balance - March 31	6,399	7,036

(i)  Recognized in the consolidated statements of income under other (losses) gains, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility (warrants) or the discount rate (convertible instruments). An increase/decrease in the expected volatility used in the models of 10% or in the discount rate of 5% would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at March 31, 2025 and December 31, 2024.

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, revenues receivable from royalty, stream and other interests, other receivables, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, revenues receivable from royalty, stream and other interests, other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the other financing credit facilities receivable approximate their carrying value as there were no significant negative changes in economic and risk parameters or assumptions related directly to the instruments since the issuance, acquisition, renewal or revaluation of those financial instruments.

20

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14. Segment disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of precious metals and other commodities received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2025 and 2024, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Europe	Total
	$	$	$	$	$

2025

Royalties	35,343	1,182	265	-	36,790
Streams	2,135	7,539	4,869	3,583	18,126

	37,478	8,721	5,134	3,583	54,916

2024

Royalties	32,809	185	35	-	33,029
Streams	1,576	6,124	2,452	1,866	12,018

	34,385	6,309	2,487	1,866	45,047

	(i) 91% of North America's revenues were generated from Canada during the three months ended March 31, 2025 (90% during the three months ended March 31, 2024).

For the three months ended March 31, 2025, two royalty and stream interests generated revenues of $28.3 million (two royalty and stream interests generated revenues of $25.7 million for the three months ended March 31, 2024), which represented 51% of revenues (57% of revenues for the three months ended March 31, 2024), including one royalty interest that generated revenues of $20.7 million ($19.6 million for the three months ended March 31, 2024).

For the three months ended March 31, 2025, revenues generated from precious metals represented 96% of total revenues (almost 100% for the three months ended March 31, 2024).

21

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the three months ended March 31, 2025 and 2024
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14. Segment disclosure (continued)

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at March 31, 2025 and December 31, 2024, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2025

Royalties	390,147	126,853	58,628	49,950	5,002	10,342	640,922
Streams	145,972	126,055	134,454	-	22,300	31,919	460,700
Offtakes	-	-	7,067	-	3,704	-	10,771

	536,119	252,908	200,149	49,950	31,006	42,261	1,112,393

December 31, 2024

Royalties	392,520	127,008	57,646	49,906	-	10,333	637,413
Streams	146,408	127,974	136,386	-	22,300	32,603	465,671
Offtakes	-	-	7,067	-	3,704	-	10,771

	538,928	254,982	201,099	49,906	26,004	42,936	1,113,855

	(i) 78% of North America's net interests are located in Canada as at March 31, 2025 (78% as at December 31, 2024).

15. Related party transactions

During the three months ended March 31, 2025, the Company advanced additional funds to an associate ($0.8 million). As at March 31, 2025, a note receivable from an associate of $13.0 million is included in other investments ($12.2 million as at December 31, 2024). The note receivable is secured by the assets of the associate.

16. Subsequent events

Revolving credit facility

Subsequent to March 31, 2025, the Company repaid a total amount of $30.0 million on its revolving credit facility.

Dividend

On May 7, 2025, the Board of Directors declared a quarterly dividend of US$0.055 per common share payable on July 15, 2025 to shareholders of record as of the close of business on June 30, 2025.

22